PRESS RELEASE

FOR IMMEDIATE RELEASE

“NEPTUNE TECHNOLOGIES & BIORESSOURCES ANNOUNCES REDEMPTION OF DEBENTURES HELD BY DESJARDINS”

Laval, Quebec, Canada, February 23rd, 2006, Neptune Technologies & Bioressources Inc., «Neptune» (TSX Venture Exchange: NTB), announces that, in connection with the closing of Neptune’s previously announced financing, which resulted in gross proceeds of CDN$4.1 million, Neptune has completed the redemption of the debentures issued to Desjardins in October 2003, representing an aggregate of $1,000,000 in principal and $350,136 in interest, such redemption being effected by way of a cash payment to Desjardins.

Neptune has now completely eliminated its $5.6 million debenture debt, which in turn removes $750,000 in annual interest expense.

 “We are pleased with our capital reorganization and the elimination of Neptune’s long term debenture.  The Desjardins cash payment has no dilutive effect to shareholders” said André Godin, Vice President Administration and Finance at Neptune Technologies & Bioressources Inc. “We expect the $750,000 per annum to expedite Neptune’s growth and drastically increase net income.”

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

(888) 664-9166